EXHIBIT 3.1
AMENDMENT TO SECOND AMENDED AND RESTATED BYLAWS OF
KEY ENERGY SERVICES, INC
     NOW, THEREFORE, IT IS RESOLVED, that Section 3.01 of the By-laws shall be, and it hereby is, amended and restated, to read in its entirety as follows:
SECTION 3.01. Committees. The Board of Directors may appoint from among its members an Executive Committee and other committees composed of one or more directors and delegate to these committees any of the powers of the Board of Directors, except, unless otherwise specifically permitted by Maryland Law, the power to declare dividends or other distributions on stock, elect directors, issue stock other than as provided in the next sentence, recommend to the stockholders any action which requires stockholder approval, amend these By-Laws, or approve any merger or share exchange which does not require stockholder approval. If the Board of Directors has given general authorization for the issuance of stock, a committee of the Board, in accordance with a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan may fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors.